Quarterly Earnings Report                                                               July 27, 2012
            2Q12

Distribution Sales to Institutional Clients Declined while Chile and Mexico Demonstrated Improved Performance

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2011, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group’s net sales for the quarter reached $12,253.1 million pesos
  Gross income for the period was 2,233.4 million; the gross margin for the quarter was 18.23%
  Operating expenses reached $1,967.0 million pesos and represented 16.05% of the Company’s total sales.
  Quarterly operating income was $266.4 million, resulting in an operating margin of 2.17% for the period
  Second quarter EBITDA was $377.1 million, or 3.08% of total sales
  The Group’s net profit for the quarter was $177.4 million
  As of June 30, 2012, GCS’s net debt totaled $9,535.2 million pesos
  GCS closed the quarter with 25 Distribution Centers and over 1,340 pharmacies in operation across Latin America

Mexico City, Mexico, July 27, 2012.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and publication, and one of the most important pharmacy chains in Latin America, announces its consolidated financial and operating results for the second quarter of 2012.

QUARTERLY EARNINGS

In the second quarter of 2012, Saba faced close competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods in Mexico as well as in the other Latin America countries in which we operate. Our operating strategy maintained emphasis on improving efficiency levels and controlling logistic costs and expenses, generating positive results in practically all our divisions. At the sales level, we focused on improving the availability of the most in demand products for our clients in wholesale and in our pharma network, as well as improving the care and service of our stock sales. In regards to growth, opening new pharmacies in Latin America and in Mexico allowed us to strengthen our presence in the markets in which we already operate, as well as to improve the knowledge of the brands with which we operate.

At Grupo Casa Saba, we will continue to focus on making ongoing improvements to our logistic and commercial operations in order to offer all of our clients a wide range of products at competitive prices.  In our pharmacy network, we will also strive to offer the best integrated health, beauty and consumer goods solutions.

NET SALES

Net sales for the quarter reached $12,253.1 million, an increase of 1.4% compared to 12,084.1 million in 2Q2011. This increase resulted from the higher performance in our distribution division.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods division increased 3.46% versus the 2Q2011, totaling $5,557.0 million. In terms of total sales, this division’s percentage went from 45.78% in 2Q2011 to 46.72% in the 2Q2012.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division grew 9.99% compared to the second quarter of 2011. This growth was due to our increased participation in the bidding processes of various State and Federal health institutions. In terms of total sales, this division represented  2.78% in 2Q2011, down from to 3.02% in the 2Q2012.

PUBLICATIONS

Sales from our Publications distribution division declined 20.59% compared to the second quarter of 2011, as a result of lower sales from various publishers and as well as a downward adjustment. In terms of total sales, this division’s percentage went from 1.67%in 2Q2011 to 1.31% in the 2Q2012.

RETAIL PHARMACY

During the second quarter of the year, sales from our Retail Pharmacy division decreased by $14.8 million pesos, or 0.2%, as a result of the divestiture of Peru, the Brazilian restructuring, and lower institutional sales in our Farmacias ABC chain.  A portion of this effect was offset by the positive performance of Farmacias Ahumada in Chile, which increased its sales by 2%.

This division’s percentage of the Group’s overall sales rose to 48.9% vs 49.7% in the 2Q2011.

As a result, the sales mix for the second quarter of 2012 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            48.9%
                                       Total Distribution                           51.1%
                                    Pharma, Health & Beauty                    46.7%
                                     Government Pharma                            3.0%
                                            Publications                                 1.3%
                                                 TOTAL                                100.0%

GROSS INCOME

During the second quarter of 2012, gross income reached $2,233.4 million pesos, primarily due to the improved gross margins in Chile, Brazil, Mexico (Farmacias ABC) and the Pharma, Health and Beauty distribution division. The above shows our efforts to improve service, availability and commercial supply to our clients.
Compared to the second quarter of 2011, the Group’s gross income increased 4.7%. Gross income margin showed an improvement of 59 basis points in the second quarter of the year, reaching 18.23%.

OPERATING EXPENSES

Operating expenses in the second quarter of 2012 rose by $221.2 million pesos, or 12.67%, compared to the same period of the previous year. This increase was the result of the annual increase in payroll and higher expenses in both our Government Pharma division and our Chilean and Mexican (Benavides) operations, due to their larger infrastructures, as well as the increase in loss reserves.

As a percentage of total sales, operating expenses represented 16.14% during the second quarter of 2012 compared to 14.45% during the same period of 2011.

OPERATING INCOME

Quarterly operating income for 2Q2012 was $266.4 million, down from $385.8 million reported in 2Q2011. This decline in operating income was the result of a lower gross income as well as the increase in expenses.

Operating income margin for the 2Q2012 was 3.19%, versus 2.17% in 2Q2011.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 2Q2012 was $377.1 million, a decrease of 23.94% compared to the $495.9 million reported during the second quarter of 2011.

EBITDA margin for the second quarter of 2012 was 3.08%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $115.5 million, 56.6% lower than the CCF reported during 2Q2011.

This decrease was primarily due to minor interest payments.

NET DEBT

The Company’s net debt at the end of 2Q2012 was $9,535.2 million pesos.

OTHER EXPENSES (INCOME)

During the second quarter of the year, other expenses totaled $94.7 million.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the second quarter of 2012 were $68.1 million pesos, 9.2% higher than the amount reported in 2Q2011.

NET INCOME

In the second quarter 2012 GCS recorded a net income of $177.4, an increase from the $69.0 million in the second quarter of 2011.

The net margin for 2Q2012 was 1.45%.

Analysis Coverage: We do not currently have analyst coverage from a brokerage firm or from a credit institution.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange, and its ADRs are listed on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Sandra Yatsko                                                                          Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of June 2011

	Jan-June		Jan-June		Variation		Apr - June		Apr - June		Variation
Income Statement	2011	% of sales	2012	% of sales	$	%	2011	% of sales	2012	% of sales	$	%
NET SALES	24,866,594	100.00%	24,288,488	100.00%	-578,106	(2.32%)	12,084,367	100.00%	12,253,184	100.00%	168,816	1.40%
COST OF SALES	20,519,249	82.52%	19,874,773	81.83%	-644,476	(3.14%)	9,952,796	82.36%	10,019,697	81.77%	66,901	0.67%
Gross Profit	4,347,344	17.48%	4,413,715	18.17%	66,370	1.53%	2,131,571	17.64%	2,233,487	18.23%	101,915	4.78%
OPERATING EXPENSES
Sales Expenses	500,214	2.01%	662,251	2.73%	162,037	32.39%	246,533	2.04%	362,825	2.96%	116,291	47.17%
Administrative Expenses	2,972,726	11.95%	3,114,805	12.82%	142,079	4.78%	1,499,276	12.41%	1,604,225	13.09%	104,950	7.00%
Operating Expenses	3,472,940	13.97%	3,777,056	15.55%	304,116	8.76%	1,745,809	14.45%	1,967,050	16.05%	221,241	12.67%

Operating Income	874,404	3.52%	636,659	2.62%	(237,745)	(27.19%)	385,763	3.19%	266,437	2.17%	(119,326)	(30.93%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	489,818	1.97%	465,408	1.92%	-24,410	(4.98%)	257,352	2.13%	194,423	1.59%	-62,929	(24.45%)
Interest (Earned)	-34,567	(0.14%)	-42,639	(0.18%)	-8,072	23.35%	-29,182	(0.24%)	-8,738	(0.07%)	20,444	(70.06%)
Exchange Loss (Gain)	28,307	0.11%	-44,141	(0.18%)	-72,448	NC	38,093	0.32%	-70,114	(0.57%)	-108,207	NC
Monetary Position (gain)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	483,558	1.94%	378,628	1.56%	-104,930	(21.70%)	266,263	2.20%	115,571	0.94%	-150,692	(56.60%)

OTHER EXPENSES (INCOME), net	-20,309	(0.08%)	-593,649	(2.44%)	-573,341	2823.14%	-11,962	(0.10%)	-94,737	(0.77%)	-82,774	691.95%

NET INCOME BEFORE TAXES	411,154	1.65%	851,680	3.51%	440,526	107.14%	131,462	1.09%	245,602	2.00%	114,140	86.82%

PROVISIONS FOR:
Income Tax	243,245	0.98%	203,864	0.84%	-39,381	(16.19%)	192,402	1.59%	68,159	0.56%	-124,243	(64.57%)
Asset Tax	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	-132,581	(0.53%)	-	0.00%	132,581	NC	-130,019	(1.08%)	-	0.00%	130,019	NC
Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total taxes	110,665	0.45%	203,864	0.84%	93,200	84.22%	62,383	0.52%	68,159	0.56%	5,776	9.26%

Net Income Before Extraordinary Items	300,490	1.21%	647,816	2.67%	347,326	115.59%	69,079	0.57%	177,443	1.45%	108,364	156.87%

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Net Income	300,490	1.21%	647,816	2.67%	347,326	115.59%	69,079	0.57%	177,443	1.45%	108,364	156.87%

Depreciation and Amortization	222,304	0.89%	219,526	0.90%	-2,778	(1.25%)	110,139	0.91%	110,760	0.90%	621	0.56%
Operating Income plus Depreciation and Amortization	1,096,708	4.41%	856,185	3.53%	-240,523	(21.93%)	495,902	4.10%	377,197	3.08%	-118,705	(23.94%)

Net Income corresponding to Minority Interest

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in Mexican pesos as of June 2012

ACCOUNT / SUBACCOUNT	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR	START PRIOR YEAR
	AMOUNT	AMOUNT	AMOUNT
TOTAL ASSETS	32,440,117	31,702,343	32,313,878

CURRENT ASSETS	19,730,442	19,183,127	19,199,379
CASH AND CASH EQUIVALENTS	1,696,952	2,279,258	1,290,466
CLIENTS	8,290,402	7,174,200	7,816,040
CLIENTS (NET)	6,762,435	5,778,009	6,758,242
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,527,967	-1,396,191	-1,057,798
OTHER ACCOUNTS RECEIVABLES (NET)	3,969,285	2,183,831	2,005,460
INVENTORIES	7,187,009	8,814,926	9,075,998
OTHER CURRENT ASSETS	114,761	127,103	69,213

LONG TERM	98,724	55,180	51,177
INVESTMENTS IN SHARES OF SUBSIDIARIES AND			0
ASSOCIATED COMPANIES	98,724	55,180	51,177
PROPERTY MACHINARY AND EQUIPMENT NET	3,172,540	3,018,897	2,144,197
PROPERTY	2,406,592	2,355,389	2,341,262
MACHINERY AND EQUIPMENT	2,433,042	2,276,943	362,730
OTHER EQUIPMENT	1,956,143	1,994,938	3,869,497
ACCUMULATED DEPRECIATION	-3,647,197	-3,608,905	-4,433,178
CONSTRUCTION IN PROGRESS	23,960	532	3,886
DEFERRED ASSETS (NET)	8,161,284	8,212,510	6,775,784
GOODWILL	3,922,778	3,995,236	3,943,617
BRANDS	2,611,354	2,650,393	0
RIGHTS AND LICENSING	1,590,240	1,562,791	2,813,067
OTHER INTANGIBLE ASSETS	36,912	4,090	19,100
OTHER NON CURRENT ASSETS	1,277,127	1,232,629	4,143,341
ADVANCE PAYMENTS	73,390	33,512	26,163
DEFERRED CHARGES (NET)			341,333
OTHERS	1,203,737	1,199,117	3,775,845

TOTAL LIABILITIES	24,577,753	24,385,166	25,083,830

CURRENT LIABILITIES	16,356,944	14,963,401	22,248,190
BANK CREDITS	2,931,320	2,839,489	9,220,381
SUPPLIERS	9,968,601	9,153,175	9,840,772
TAXES PAYABLE	768,675	700,643	668,690
OTHER CURRENT LIABILITIES	2,688,348	2,270,094	2,518,347
EMPLOYEE BENEFITS	174,593	161,417	-79,472
OTHER CURRENT LIABILITIES	2,513,755	2,108,677	2,597,819
NON CURRENT LIABILITIES	8,220,809	9,421,765	2,835,640
BANK CREDITS	8,300,895	9,505,715	2,289,346
DEFERRED TAX LIABILITIES	-80,086	-83,950	546,294

SHAREHOLDERS' EQUITY	7,862,364	7,317,177	7,230,048

CONTRIBUTED CAPITAL	1,993,548	1,993,875	1,993,548
CAPITAL STOCK	1,123,764	1,123,997	1,123,764
PREMIUM ON STOCK SOLD	869,784	869,878	869,784
CAPITAL INCREASE (DECREASE)	5,868,816	5,323,302	5,236,500
LEGAL RESERVE	194,721	194,721	194,721
OTHER RESERVES	1,062,296	1,062,200	1,062,296
PRIOR YEAR PROFIT	6,235,411	6,790,831	5,935,240
PROFIT	647,816	30,101	270,070
OTHER	-2,271,428	-2,754,551	-2,225,827